245 Summer Street

Fidelity® Investments

Boston, MA 02210

April 18, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105
Fidelity Flex International Focused Index Fund
Fidelity Flex Mid Cap Focused Index Fund
Fidelity Flex Small Cap Focused Index Fund (the fund(s))
Post-Effective Amendment No. 596

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 596 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Flex International Focused Index Fund, Fidelity Flex Mid Cap Focused Index Fund, and Fidelity Flex Small Cap Focused Index Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of July 14, 2025.  We request your comments by May 28, 2025.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting